Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-262964
20,000,000 DEPOSITARY SHARES EACH REPRESENTING A 1/40TH INTEREST IN A SHARE OF
NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES F
Pricing Term Sheet
This pricing term sheet supplements the information set forth under “Description of the Series F Preferred Stock” in the preliminary prospectus supplement, dated July 22, 2024 (the “Preliminary Prospectus Supplement”) to the
prospectus dated February 24, 2022.

Issuer:	Regions Financial Corporation

Security:	Depositary shares (the “Depositary Shares”) each representing a 1/40th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series F, of the Issuer (the “Preferred Stock”)

Expected Security Ratings (Moody’s/S&P/Fitch):*	Baa3 / BB+ / BB+ (Negative/Stable/Stable)

Size:	$500,000,000 / 20,000,000 Depositary Shares

Over-allotment Option:	No over-allotment option applies to this offering.

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Term:	Perpetual

First Reset Date:	September 15, 2029

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding reset date

Reset Period:
The period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date

Reset Dividend Determination Date	In respect of any Reset Period, the day falling three business days prior to the beginning of such Reset Period

Dividend Rate (Non-Cumulative):
At a rate per annum equal to (i) 6.95% from the Settlement Date to, but excluding, September 15, 2029; and (ii) for each Reset Period from, and including, September 15, 2029, the “five-year treasury rate” (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset
Dividend Determination Date plus 2.771%

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15, and December 15 of each year, commencing on September 15, 2024

Day Count:	30/360

Trade Date:	July 22, 2024

Settlement Date:	July 29, 2024 (T+5)**

Optional Redemption:
The Issuer may redeem the Preferred Stock, at its option, subject to regulatory approval (if then required), at a price equal to $1,000 per share
(equivalent to $25 per Depositary Share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to but excluding the redemption date, (i) in whole or in part, from time to time, on any dividend payment date on or after the First Reset Date or (ii) in whole but not in part, at any time following a regulatory capital treatment event (as defined in the Preliminary Prospectus Supplement)

Listing:
Application will be made to list the Depositary Shares on the New York
Stock Exchange (the “NYSE”) under the symbol “RFPrF.” If approved for listing, trading of the Depositary Shares on the NYSE is expected to commence within the 30-day period after the original issuance date of the
Depositary Shares

Public Offering Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:
$9,859,000, reflecting 10,960,000 Depositary Shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.2500 per Depositary Share, and 9,040,000 Depositary Shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per Depositary Share

Net Proceeds to Issuer (after underwriting discounts and commissions, before offering expenses):	$490,141,000

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC Regions Securities LLC

Co-Managers:	Academy Securities, Inc. Blaylock Van, LLC Samuel A. Ramirez & Company, Inc. R. Seelaus & Co., LLC

CUSIP/ISIN for the Depositary Shares:	7591EP 860/US7591EP8604
*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Depositary Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
**It is expected that delivery of the Depositary Shares will be made in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream
Banking, S.A., and Euroclear Bank SA/NV, against payment in New York, New York on or about the fifth business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades of securities in the secondary market generally are required to settle in one business day, referred to as T+1, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the
Depositary Shares will not be made on a T+1 basis, investors who wish to trade the Depositary Shares more than one business day before the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.
The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the
Federal Deposit Insurance Corporation or by any other government agency or instrumentality.
The Issuer has filed a registration statement (including a prospectus, as supplemented by a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the Issuer has filed with the SEC and incorporated by reference in such documents for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling
Morgan Stanley & Co. LLC at (866) 718-1649, BofA Securities, Inc. at (800) 294-1322, Goldman Sachs & Co.
LLC at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533, RBC Capital Markets, LLC at
(866) 375-6829, or Regions Securities LLC at (404) 279-7400.
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